FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer
September 03, 2002

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Commission file number: 333-12032

MOBILE TELESYSTEMS OJSC
(Exact name of Registrant as specified in its charter)

Russian Federation
(Jurisdiction of incorporation or organization)

4, Marksistskaya Street
Moscow 109147
Russian Federation
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F . . . X . . . . Form 40-F . . . .

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes . . . . . . No . . .X. . . .

MOBILE TELESYSTEMS (MTS) ANNOUNCES FINANCIAL RESULTS FOR THE SECOND QUARTER AND FIRST HALF OF 2002

MTS announces significant growth in revenues, EBITDA and net income, compared to previous quarters. The Company has become the first mobile operator in Eastern Europe to have a subscriber base of over five million.

Moscow, Russian Federation (28 August 2002) - Mobile TeleSystems OJSC (NYSE:MBT), Russia's largest mobile cellular operator, today announces its results for the second quarter and six months ended June 30, 2002.

- Net revenue in the second quarter 2002 was $316.3 million, an increase of 54% from $205.9 million reported for the same period last year and an increase of 28% from $247.6 million reported for the first quarter of 2002.

- EBITDA in the second quarter 2002 was $162.0 million, an increase of 96% from the $82.7 million reported for the same period last year and an increase of 31% from the $123.5 million in the first quarter of 2002. (Please, see an important note below regarding changes in MTS definition of EBITDA[1]).

- EBITDA margin for the second quarter 2002 was 51.2% compared to 40.2% for the second quarter 2001 and 49.9% for the first quarter of 2002.

- Net income for second quarter 2002 was $66.8 million an increase of 91% from the $35.0 million reported for the second quarter 2001 and an increase of 52% from the $43.9 million reported for the first quarter of 2002.

FINANCIAL HIGHLIGHTS

US$ million	Q2 2002	Q2 2001	Change	Q1 2002	Change	H1 2002	H1 2001	Change
Net revenues	316.3	205.9	54%	247.6	28%	563.9	372.2	52%
EBITDA	162.0	82.7	96%	123.5	31%	285.5	162.4	76%
EBITDA margin	51%	40%		50%		51%	44%	
Net income	66.8	35.0	91%	43.9	52%	110.7	66.3	67%

Note: MTS' EBITDA for Q2 2001 and H1 2001 was affected by one time write-off in the amount of $27.6 million of previously capitalised subscriber acquisition costs. MTS' net income for Q2 2001 and H1 2001 was affected by the amount of $17.9 million, which represents an above mentioned write-off net of income tax.

[1] MTS has changed its method of calculation of earnings before provision for income tax, interest, depreciation and amortisation (EBITDA). Previously, MTS calculated EBITDA as: net income plus provision for income tax plus interest expense minus interest income plus depreciation and amortisation. However, MTS approach appeared to be different from the common market practice. To bring MTS EBITDA calculation in line with the peer group practice, going forward MTS will define EBITDA as operating income plus depreciation and amortisation. Under the previously adopted approach, MTS EBITDA for Q2 and H1 2002 would be $155.2 million and $272.4 million, accordingly.

Today MTS announces that its subscriber base has reached five million active subscribers of which approximately 2.43 million live in the regions outside the Moscow licence area. MTS has become the first mobile phone company in Eastern Europe whose subscriber base has exceeded five million users. As at June 30, 2002, MTS had 4.37 million active subscribers of which 2.02 million were in the regions outside the Moscow license area.

MTS has also experienced strong operational growth in the Moscow market as a result of its successful marketing policy. During the second quarter 2002 MTS added 266,545 new customers in the Moscow licence area, which represents around 34% of the market's net additions over the period.

MTS' ARPU decreased from $26.7 in the first quarter of 2002 to $25 in the second quarter of 2002. The decrease is primarily attributed to an expected diluting impact of Kuban GSM that reports ARPU of $13 in the second quarter of 2002 as well as MTS' ARPU in St Petersburg of $15. The Company's MOU increased from 142 minutes in the first quarter of 2002 to 167 minutes in the second quarter of the year.

MTS' monthly average revenue per user (ARPU) in the Moscow market increased from $29 in the first quarter 2002 to $31 in the second quarter of the year. The increase is attributed to MTS' successful tariff policy and is also partially due to seasonal effect. Average monthly minutes of usage per user (MOU) in the Moscow market increased from 141 minutes in the first quarter of 2002 to 164 minutes in the second quarter of the year.

MTS' subscriber churn rate in the second quarter 2002 was 7.7%, a decrease from 9.8% in the first quarter of the year. The Company believes that this improvement over the last quarter was due to increased loyalty of the Company's subscribers and implementation of a comprehensive set of measures to enhance the Company's brand.

OPERATIONAL HIGHLIGHTS

	Q4 2001	Q1 2002	Q2 2002
Total subscribers, end of period (mln)	2.65	3.53	4.37
Moscow license area, end of period (mln)	2.04	2.08	2.35
Regions, end of period (mln)	0.62	1.44	2.02
ARPU (US$)	32.0	26.7	25.0
MOU (minutes)	154	142	167
Churn rate (%)	10.6	9.8	7.7
SAC per gross addition (US$)	50	36	39

Despite incremental costs associated with expanding into regional markets, MTS maintains a superior EBITDA margin level. The increase in MTS' interest expenses in the second quarter of 2002 compared to the same period last year is largely attributed to interest payment on MTS' $300 million bond outstanding.

MTS capital expenditures in the second quarter of 2002 amounted to approximately $107 million of which approximately $64 million were in the Moscow licence area.

Regional Expansion Strategy

Significant growth in MTS' revenues in the second quarter of 2002 is attributed to a combination of strong organic growth of the Company's business and the acquisition and consolidation of two profitable regional mobile operators, Kuban GSM and BM-Telecom.

MTS' acquisition of BM-Telecom strengthened its presence in the important Volga macro- region and also added 116,809 to MTS' regional subscriber base. BM-Telecom was consolidated into the Company's accounts from May 13, 2002. The newly acquired regional mobile operators, Kuban GSM and BM Telecom, contributed $19.7 million and $4.7 million respectively to MTS' revenues in the second quarter.

In July 2002 MTS also acquired Mobicom-Barnaul a GSM 900 mobile operator in the Altay region located in the southeast of Russia, thereby expanding its footprint in the Siberian part of Russia.

MTS launched its network in Belarus during the second quarter 2002. The network is operational through a Belarus-Russian Joint Venture LLC "Mobile TeleSystems" (LLC MTS), of which MTS controls 49%. The launch of the network in Belarus represents a breakthrough for the Company as it is the first step that the Company has made in expanding beyond the borders of Russia. Today the joint venture provides services to approximately 10,500 subscribers. As MTS holds a non-controlling stake in the Belarus venture, its financials are not consolidated into the Company's accounts.

The launch of MTS' network in the second largest market of the country after Moscow, St Petersburg, has also been extremely successful. After eight and a half months of operations in St Petersburg, the Company now holds a market share of approximately 29% (according to independent sources) with approximately 500,000 subscribers. MTS is pleased to report that the Company's operations in the region have broken even at EBITDA level.

During the second quarter 2002, MTS also launched operations in Perm (3.0 million inhabitants), Chelyabinsk (3.7 million), Arkhangelsk (1.5 million), Karelia (0.8 million), Tambov (1.3 million) and the Altai Republic (0.2 million).

MTS is also happy to announce that the Russian Communications Ministry has recently granted the Company a licence to provide GSM 900 services in the Saratov region. The Saratov region, which has a population of 2.7 million people, is one of the key regions of the Volga area of Russia and therefore is an important addition to the Company's licence portfolio. The mobile penetration rate in the region is only 5.3%, which provides MTS with an opportunity to benefit from the growth of the market.

Commenting on the second quarter result Mikhail Smirnov, President of MTS said: "MTS' second quarter results demonstrate that the Company has resumed revenue growth, has excellent margins and has experienced a strong subscriber growth. During this period MTS has continued its aggressive expansion into the regions while also enhancing its position in the Moscow market. We are proud of the fact that over five million people in this country have chosen MTS as its service provider."

Mobile TeleSystems OJSC (or "MTS") – is Russia's largest cellular operator serving over 5.0 million subscribers. MTS in combination with its subsidiaries is licensed to provide GSM 900/1800 services in 51 regions of Russia with a total population of 98.9 million people or 68.9% of the nation's population. Today, MTS' network operates in 42 regions of Central (including Moscow and Moscow region), Northwestern (including St Petersburg and Leningrad region), Southern, Mid-Volga, Ural, Siberia and Far-Eastern federal districts and the Republic of Belarus.
Since June 2000, MTS' shares have been listed on the New York Stock Exchange with the ticker symbol MBT.
Additional information about MTS can be found on MTS' website at www.mtsgsm.com

***

Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of MTS, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not intend to update these statement to conform them to actual results. We refer you to the documents MTS files from time to time with the U.S. Securities and Exchange Commission, specifically, the Company's most recent Form F-1. These documents contain and identify important factors, including those contained in the section captioned "Risk Factors," that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, potential fluctuations in quarterly results, our competitive environment, dependence on new service development and tariff structures; rapid technological and market change, acquisition strategy, risks associated with telecommunications infrastructure, risks associated with operating in Russia, volatility of stock price, financial risk management, and future growth subject to risks.

***

For further enquiries contact:

Mobile TeleSystems

Investor Relations Andrey Braginski	tel: +7095 766 0103 e-mail: ir@mts.ru
Public Relations Kirill Maslentsin	tel.: +7095 737 4530 e-mail: mkk@mts.ru
Press Secretary Eva Prokofieva	tel.: +7095 737 4530 e-mail: evp@mts.ru

Gavin Andeerson & Company

Yolande Stratford	tel: +44 (0) 20 2554 1428

CONSOLIDATED BALANCE SHEETS
AT DECEMBER 31, 2001 AND JUNE 30, 2002

(Amounts in thousands of U.S. dollars, except share amounts)

	December 31 2001	June 30 2002
CURRENT ASSETS:		
Cash and cash equivalents	$219,629	$111,823
Short-term investments	85,304	-
Trade receivables, net	24,258	40,091
Accounts receivable, related parties	2,377	3,344
Inventory, net	26,184	31,324
Prepaid expenses	22,712	32,843
VAT receivable	82,216	136,467
Deferred tax asset	12,040	12,545
Other current assets	8,374	8,780
Total current assets	483,094	377,217
PROPERTY, PLANT AND EQUIPMENT	841,308	1,069,743
OTHER INTANGIBLE ASSETS,	83,507	81,344
LICENSES	297,490	465,326
GOODWILL	22,411	22,411
DEBT ISSUANCE COSTS	3,997	3,803
INVESTMENTS IN AND ADVANCES TO AFFILIATES	740	11,586
Total assets	$1,732,547	$2,031,430

MOBILE TELESYSTEMS
CONSOLIDATED BALANCE SHEETS
AT DECEMBER 31, 2001 AND JUNE 30, 2002

(Amounts in thousands of U.S. dollars, except share amounts)

	December 31 2001	June 30 2002
CURRENT LIABILITIES:		
Accounts payable, related parties	$6,142	$8,546
Trade accounts payable	106,068	86,767
Deferred connection fees	21,419	22,629
Subscriber prepayments and deposits	63,741	88,585
Debt, current portion	18,245	24,847
Promissory Notes, current portion	580	-
Short term portion of future lease payments	14,401	12,728
Income tax payable	23,078	12,108
Accrued liabilities	51,626	72,166
Other payables	3,357	5,358
Total current liabilities	308,657	333,734
LONG-TERM LIABILITIES:		
Bonds payable, principal	248,976	300,261
Debt, net of current portion	30,150	69,688
Long term portion of future lease payments	7,696	10,688
Promissory notes payable	5,792	-
Deferred connection fees, net of current portion	26,269	24,710
Deferred taxes	72,192	116,290
Total long-term liabilities	391,075	521,637
Total liabilities	699,732	855,371
COMMITMENTS AND CONTINGENCIES	-	-
MINORITY INTEREST	12,999	43,015
SHAREHOLDERS' EQUITY:		
Common stock: (2,096,975,792 shares with a par value of 0.1 rubles authorized and 1,993,326,138 shares issued as of June 30, 2001 and December 31,2000, 345,244,080 of which are in the form of ADS)	50,558	50,558
Treasury stock (9,966,631 common shares at cost)	(10,206)	(10,206)
Additional paid-in capital	555,794	556,686
Shareholder receivable	(38,958)	(36,938)
Retained earnings	462,628	572,944
Total shareholders' equity	1,019,816	1,133,044
Total liabilities and shareholders' equity	1,732,547	2,031,430

MOBILE TELESYSTEMS
UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE THREE MONTHS ENDED JUNE 30, 2001 and 2002

(Amounts in thousands of U.S. dollars, except share and per share data)

	Three months ended JUNE 30		Six months ended June 30	
	2002	2001	2002	2001
NET REVENUES:				
Service revenues, net	$294,314	$190,869	$522,386	$345,969
Connection fees	5,687	4,968	12,228	9,115
Equipment sales	16,297	10,053	29,288	17,109
	316,298	205,890	563,902	372,193
COST OF SERVICES AND PRODUCTS				
Interconnection and line rental	31,366	17,449	55,081	31,864
Roaming expenses	11,597	13,616	28,713	27,113
Cost of equipment	20,001	9,794	38,119	17,093
	62,964	40,859	121,913	76,070
OPERATING EXPENSES	51,826	24,536	91,672	55,120
SALES AND MARKETING EXPENSES	39,494	57,804	64,795	78,574
DEPRECIATION AND AMORTIZATION	51,776	31,261	92,784	58,565
Net operating income	110,238	51,430	192,738	103,864
CURRENCY EXCHANGE AND TRANSLATION LOSSES	(141)	(29)	690	595
OTHER EXPENSES (INCOME):				
Interest income	(2,093)	(3,643)	(5,497)	(7,560)
Interest expenses, net of amounts capitalized	11,084	1,440	20,687	2,390
Other expense (income)	864	1,576	2,721	2,137
Total other expenses (income), net	9,855	(627)	17,911	(3,033)
Income before provision for income taxes and minority interest	100,524	52,086	174,137	106,302
PROVISION FOR INCOME TAXES	27,667	17,445	53,826	40,446
MINORITY INTEREST	6,097	(397)	9,691	(397)
NET INCOME	66,760	35,038	110,620	66,253
Weighted average number of shares outstanding	1,961,889,991	1,961,889,991	1,961,889,991	1,961,889,991

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MOBILE TELESYSTEMS OJSC

By: ______________________
Name: Mikhail Smirnov
Title: President

Date: **September 03, 2002**